SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE  13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULES 13D-1(b) (c), AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 8)

                        Granite State Bankshares, Inc.
                                (Name of Issuer)

                    Common Stock Par Value $1.00 Per Share
                        (Title of Class of Securities)

                                  387472-10-3
                                (CUSIP Number)

                               December 31, 2000
            (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
	Rule 13d-1 (b)
	Rule 13d-1 (c)
      X Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  387472-10-3

1)      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Granite State Bankshares, Inc.
	Employee Stock Ownership Plan
        I.R.S. ID No. 02-0399222

2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
		     a)                (      )
		     b)                (      )

3)	SEC USE ONLY

4)      CITIZENSHIP OR PLACE OF ORGANIZATION
        New Hampshire Chartered Commercial Bank's employee stock benefit plan organized in New Hampshire.

		     5)	    SOLE VOTING POWER
NUMBER OF                   -0-
SHARES
BENEFICIALLY         6)     SHARED VOTING POWER
OWNED BY                    355,078
EACH
REPORTING            7)     SOLE DISPOSITIVE POWER
PERSON                      310,366
WITH:
                     8)     SHARED DISPOSITIVE POWER
                            44,712

9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            355,078

10)       CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES (See Instructions)
                     (       )

11)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                     6.65% of 5,340,220 shares of Common Stock outstanding as of December 31, 2000

12)       TYPE OF REPORTING PERSON (See Instructions)
                     EP


                        Granite State Bankshares, Inc.
                         Employee Stock Ownership Plan

                                 SCHEDULE 13G

Item  1 (a)	Name of Issuer:
		Granite State Bankshares, Inc.

Item 1  (b)     Address of Issuer's Principal Executive Offices:
		122 West Street
                Keene, New Hampshire 03431

Item 2  (a)	Name of Person Filing:
		Granite State Bankshares, Inc.
                Employee Stock Ownership Plan
                Trustee:  Granite State Bankshares, Inc.
                          Board of Directors
                          122 West Street
                          Keene, New Hampshire 03431

Item 2  (b)	Address of Principal Business Offices:
		122 West Street
		Keene, New Hampshire 03431

Item 2  (c)	Citizenship:
		New Hampshire chartered commercial bank's employee stock benefit plan organized in New Hampshire.

Item  2 (d)	Title of Class of Securities:
		Common Stock par value $1.00 per share

Item 2  (e)     CUSIP Number:  387472-10-3

Item 3		The person filing this statement is an employee benefit plan
		which is subject to the provisions of the Employee Retirement Income Security Act of 1974

Item 4 Ownership. As of December 31, 2000, the reporting person beneficially owned 355,078 shares of the issuer. This number of shares represents 6.65% of the common stock, par value $1.00, of the issuer, based upon 5,340,220 shares of such common stock outstanding as of December 31, 2000. As of December
                31, 2000, the reporting person has sole power to vote or to direct the vote of none of the shares and shares voting power over 355,078 shares. The reporting person has the sole power to dispose or direct the disposition of 310,366 shares of common stock and the shared power to dispose or direct the disposition of 44,712 shares of common stock.

Item 5		Not applicable.

Item 6		Not applicable.

Item 7		Not applicable.

Item 8		The reporting person is an employee benefit plan subject to
		the provisions of the Employee Retirement Income Security Act of 1974.

Item 9		Not applicable.

Item 10		Certification.

		By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and are not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

		After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                February 5, 2001
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		(Date)


		/s/ Charles W. Smith
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		Charles W. Smith
		(Signature)


		Charles W. Smith / ESOP Committee Member
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		(Name/Title)